Guggenheim Funds Distributors, Inc.
                           2455 Corporate West Drive
                             Lisle, Illinois 60532


                                October 21, 2011


Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

          Re:     Guggenheim Defined Portfolios, Series 832
                            File No. 333-176917

Ladies/Gentlemen:

   The undersigned, Guggenheim Defined Portfolios, Series 832 (the "Trust"), by Guggenheim Funds Distributors, Inc., as the sponsor and depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on October 26, 2011 or as soon thereafter as possible.

                                   Very truly yours,

                                   Guggenheim Defined Portfolios, Series 832

                                   By: Guggenheim Funds Distributors, Inc.


                                   By: /S/ Kevin Robinson
                                       Kevin Robinson
                                       Senior Managing Director, General Counsel
                                       and Secretary